Exhibit 4.18

Summary English Translation of Maximum Mortgage Agreement dated September 27, 2011 by and between BCD (Shanghai) Micro-Electronics Ltd. and Nanjing Bank Shanghai Branch

Parties: Bank of Nanjing Shanghai Branch (the “Bank”) and BCD (Shanghai) Micro-Electronics Ltd. (“BCD Shanghai ME”)

Date: September 27, 2011

Purpose:

In order to secure the fulfillment by Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. (“SIM-BCD”) of its obligations under the Maximum Credit Line Agreement (“Principal Agreement”), BCD Shanghai ME agrees to pledge certain real property held by it as guaranty.

Summary of Major Terms:

•	The amount secured is RMB130,000,000, the maximum credit line extended under the Principal Agreement. The credit period is from September 26, 2011 to September 26, 2012 (the “Credit Period”).

•	Collateral: Buildings numbered 1, 2, 3 and 4 located at No. 1600 Zixing Road, Minhang District, Shanghai, with a total area of 17,347.56 square meters and an agreed-upon value of RMB189,040,000.

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Scope of guaranty: the principal of the credit facilities, the interests accrued therefrom (including compound interests and penalty interests), penalty, indemnification payments and other relevant expenses and costs incurred for the enforcement of the Bank’s rights.

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Insurance of the collateral: BCD Shanghai ME shall have the collateral insured for a period no less than the Credit Period and 6 months thereafter and an amount no less than 1.1 times of the maximum credit line. The Bank shall be the first beneficiary under the insurance policy. During the Credit Period, the Bank is entitled to apply any insurance payments to the repayment of any outstanding credit facilities. However, if such credit facilities have been terminated wholly or partially, the Bank shall transfer the corresponding beneficiary rights or the relevant insurance proceeds to BCD Shanghai ME.

•	Without the Bank’s written consent, BCD Shanghai ME shall not gift, transfer, exchange, re-pledge or otherwise dispose of the collateral.

•	Governed by PRC law and any dispute shall be submitted to the court where the Bank is located.

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This agreement shall be notarized by Shanghai Oriental Notary Public and a notary certificate evidencing enforceability shall be issued. With such notarization, in the event of breach by BCD Shanghai ME, the Bank is entitled to apply for enforcement with a competent court without further litigation and BCD Shanghai ME shall accept such enforcement.

Summary English Translation of Notary Certificate for Enforceable Documents Evidencing Credit issued by Shanghai Oriental Notary Public Office dated October 14, 2011

Date: October 14, 2011

Purpose: To notarize the maximum amount mortgage agreement entered into by and between Bank of Nanjing Shanghai Branch (the “Bank”) and BCD (Shanghai) Micro-Electronics Ltd. (“BCD Shanghai ME”) dated September 27, 2011 and to cause this maximum amount mortgage agreement to become enforceable.

Summary:

The notary officers have verified the validity of the maximum amount mortgage agreement entered into by and between the Bank and BCD Shanghai ME. Specifically, the parties have agreed that the Bank shall be entitled to apply for the enforcement of the maximum amount mortgage agreement with the competent court and BCD Shanghai ME shall accept such enforcement.

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